KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

3 November, 2[redacted]

03037343

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 13 2003
WASH., D.C. 188

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 30 October, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

KCI KONECRANES PLC
Group Communications and Investor Relations

O.b.o. Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 11/17

KCI Konecranes Group
Interim Report January - September 2003

GOOD QUARTER, BUT RECOVERY STILL NOT IN SIGHT

EBIT of Q3/03 clearly better than in Q3/02, year to date still behind 2002

America and (espec.) Asia-Pacific growing, Nordic and rest of Europe declining

Large crane orders jump, small cranes slow, new maintenance contracts at good level, but industrial restructuring burdens Maintenance results

Order book increased 14.6 % from year end (all business areas contributed)

Full and final settlement in the Baan disputes

Internal efficiency program gaining momentum

	Third quarter			Three quarters			LY
MEUR SALES	Q3/ 2003	Q3/ 2002	Change %	1-9/ 03	1-9/ 02	Change %	1-12/ 02
Maintenance Services	89.0	94.0	-5.3	254.4	267.8	-5.0	372.4
Standard Lifting Equipment	44.3	49.2	-10.0	132.7	146.0	-9.1	204.5
Special Cranes	42.4	41.5	2.3	133.5	148.1	-9.8	209.2
Internal Sales	-16.9	-21.2	-20.3	-49.3	-51.6	-4.5	-72.5
Sales total	158.8	163.4	-2.8	471.3	510.2	-7.6	713.6
Income from operations (EBITA)	10.4	8.0	30.5	12.4	23.1	-46.3	40.9
Goodwill amortisation	0.7	0.8	-5.6	-2.2	-2.6	-15.7	-3.3
Operating income (EBIT)	9.7	7.2	34.4	10.2	20.5	-50.3	37.6
Operating Income (EBIT) before restructuring costs				17.2			

Financial income and expenses	-0.8	-0.3	183.5	-1.8	-0.8	107.6	-1.1
Income after financing items	8.9	7.0	28.5	8.4	19.7	-57.1	36.5
Extraordinary items	-8.2	0.0		-8.2	0.0		0.0
Income before taxes and minority interest	0.7	7.0	-89.4	0.2	19.7	-98.8	36.5
Net income	0.7	4.7	-86.0	0.2	13.3	-98.9	24.6
Earnings per share (EUR)	0.47	0.32	46.3	0.43	0.91	-52.6	1.69
ORDERS RECEIVED							
Maintenance Services	70.2	72.7	-3.5	226.8	240.0	-5.5	310.2
Standard Lifting Equipment	47.4	49.1	-3.5	146.7	154.0	-4.7	203.2
Special Cranes	60.3	33.4	80.7	134.3	124.6	7.7	154.9
Internal Orders	-15.6	-15.9	-1.7	-46.8	-52.0	-9.9	-69.4
Orders Received total	162.3	139.4	16.5	461.0	466.7	-1.2	598.9
Order book at end of period				236.0	260.8	-9.5	206.0

Comment on first 9-month results:

Business activity continued to pick up in Q3 and also operational profitability improved compared to H1/03 and Q3/02. Year to date total order intake (at comparable currencies) now runs 5.5 % over the 2002 level (however -1.2 % including currency changes). Sales increased in America (dollar to dollar) and the Far East, and it continued to decrease in Nordic and in the rest of Europe. Special Cranes new orders posted good growth. In Maintenance new contracts flow was good, but industrial restructuring among customer industries pushes contract turnover rate up and reduces net increase in contract base at comparable currencies to 4 % and sales increase to 3.2 %.

Comment on year-end results:

In spite of some early signs of improvement (shipbuilding, shipping, America), the outlook for the industry is still clouded. Asia-Pacific has become the prime growth motor. The Group is accelerating its efficiency improvement program. Restructuring charges will rise, but the efficiency improvement potential is substantial.
Group operating income during the last quarter has always been very strong, and will be so also during the current year. However, the operative income in spite of a favourable trend is not likely to reach last year's level. Restructuring charges and a write-off for the "Omniman"-project will reduce the net profit.

Stig Gustavson, President and CEO

Turning point?

The Group posted good figures for its Q3. The profit increased and the order backlog grew.

On the markets we have seen clear improvements in several sectors. World trade related activity (harbours, shipping) is increasing, and certain industry sectors have started to invest (in particular automotive). In America we get positive signals, and China accelerates its growth further.

Naturally, there are negative signs as well, as Europe at large is in decline. Restructuring among our customer industries have had a strong negative impact on our Maintenance Services activities. Factory closings and consolidation of production resources together with downscaled production has caused contract cancellations and reductions. Fortunately, the inflow of new contracts has remained as strong as ever, and therefore Maintenance continues to grow.

During recent years the Group has invested heavily into product development. We now have a completely modern and very competitive range of products.

Now we focus on developing our production. With our entry into the Chinese market, we have found a wealth of new, high quality parts suppliers, with very attractive pricing. Also, at the event of EU enlargement, a number of very competitive opportunities for low-cost, readily available sub-assemblies present themselves, mainly in the Baltic States.

Supplementing our own production, predominantly that part which is low in value-added, with these new sources will cost money in the form of lay-offs and other restructuring charges. The benefits for Group profitability are, however, very attractive. Within Standard Lifting, the benefits are evident already; within 2004 the benefits will spread to all other parts of the Group.

With significant cost benefits and gradually improving market prospects, the Group is well positioned for growth.

General overview

(Numbers in brackets are the corresponding values for the last year unless otherwise indicated.)

Group total sales January to September was EUR 471.3 million (EUR 510.2 million), which is 7.6 % less, compared to the same period last year. Counted at comparable currency rates (=volume development) there was a decrease of 2.2 %. The sales volume grew in Maintenance Services and decreased in the new equipment business areas. In Q3/03 sales decreased by 2.8 % compared to Q3/02, but in terms of volume sales remained at the same level. From a geographical point of view, January to September Sales increased by 36.9 % in Asia-Pacific with the help of China. There was an increase in volume in America of approx. 5 %, but translated into Euro sales decreased. In Europe sales decreased by 14.2 %.

Group operating income (EBIT) EBIT for Q3/03 was EUR 9.7 million (EUR 7.2 million), which is an increase of 34.4 % compared to Q3/02. EBIT January to September was EUR 10.2 million (EUR 20.5 million). The decrease in EBIT is mainly a consequence of a EUR 7 million restructuring cost and lower sales volumes. Currency fluctuations and sales price development also had a negative effect on the profit development.

January to September Income from operations (EBITA) was EUR 12.4 million or 2.6% on sales including a EUR 7 million restructuring charge (EUR 23.1 million or 4.5 % on sales) and respectively during Q3/03 EBITA was EUR 10.4 million or 6.5 % on sales (EUR 8.0 million or 4.9% on sales).

January to September Group financing costs (net of costs and income) were EUR 1.8 million (EUR 0.8 million) and respectively for Q3/03 EUR 0.8 million (EUR 0.3 million). The increase in financing costs is mainly due to an increase in working capital.

The Group reached a settlement on the various disputes relating to the terminated ERP-project "Omniman" and of which the Group had booked a receivable of approx. EUR 14 million in the balance sheet. The settlement caused a write down of EUR 8.2 million, which is reported as an extraordinary item. The write down did not have an effect on the Group's cash flow. The effect on after tax profits is approx. EUR 5.9 million.

January to September Group income taxes are reported according to an estimated 35 % tax rate on income before taxes, which was used in the H1/03 report. The effective tax rate for the whole year is likely to rise from this level. The exact tax rate will be specified towards the end of the year.

January to September Group net income was EUR 0.2 million (EUR 13.3 million). Excluding the above mentioned extraordinary charge Group net income was EUR 6.1 million. January to September Earnings per share were EUR 0.01 or EUR 0.43 (EUR 0.91) excluding extraordinary charge. Net income during Q3/03 was EUR 0.7 million and EUR 6.6 million

excluding extraordinary items. EPS was 5 cents and EUR 0.47 (EUR 0.32) respectively.

January to September Free cash flow was EUR 18.8 million (EUR 28.2 million). The free cash flow grew clearly during Q3/03. Cash flow from operations was EUR -11.4 million (EUR 40.6 million), which was mainly a consequence of an increase in work-in-progress and other inventories (+ EUR 17 million), taxes and a change in product mix in Special Cranes.

Investment expenditures amounted to EUR 13.9 million (17.7 million). Investment cash payments included the purchase of own shares and fixed assets of acquired companies and amounted to EUR 7.6 million (EUR 6.5 million). Other investments were mainly replacement investments.

The cash flow before financing was at the end of September EUR -25.3 million (EUR 22.8 million). At the end of June it was -22.1 EUR million.

The net interest bearing debt was EUR 74.6 million (EUR 45.0 million) at the end of September and gearing was 48.9 % (26.6 %). Group solidity was 39.5 % (44.7 %).

The return on capital employed was 6.8 % (13.2 %) and the return on equity was 5.0 % (10.3 %).

January to September Order intake was EUR 461.0 million (EUR 466.7 million), which is a decrease of 1.2 % compared to the same period last year. Counted at comparable currency rates the order intake grew by 5.5 %. Special Cranes orders grew 7.7 % (volume growth 12.8 %). Maintenance Services order intake decreased by 5.5 %, but counted in local currencies there was a growth of 3.6 %. The order intake in Maintenance Services was affected by unusually high turnover in the agreement base. The high turnover is mainly a consequence of capacity reductions in most customer industries. At the end of September there were 217,949 hoisting units included in the agreement base, which is an increase of 5.5 % compared to one year ago and 4.6 % compared to the end of 2002. In Standard Lifting equipment the order intake decreased by 4.7 %, but at comparable currencies orders were at the same level as one year ago.

The order intake during Q3/03 grew by 16.5 % and at comparable currencies the growth was approx. 22 %. The strongest growth was seen in Special Cranes but there was also a volume growth in Maintenance Services. In Standard Lifting Equipment the order intake volume July to September was at the same level as last year.

Geographically the January to September Order intake grew fastest in Asia (in China the growth accelerated) and decreased by 9 % in North America. However, at comparable currencies the Order intake in North America grew clearly. The Order intake varied in Europe: orders either remained at the same level or decreased, like in the Nordic countries and the UK or grew clearly, like in total German operations.

At the end of September the Group's total order book stood at EUR 236.0 million, which is 14.6 % higher compared to the end of 2002 but

9.5 % lower compared to one year ago. The decrease in the order book reflects the development in Special Cranes where the rolling 12 months (LTM) order intake turned to growth only during Q3/03. Compared to the end of 2002 the order book for Maintenance Services has grown clearly due to the growth in modernisation projects. The order book grew also heavily in Standard Lifting Equipment because a large number of deliveries are scheduled for yearend or beginning of next year.

In June 2003 the Group took decisions to intensify and speed-up several efficiency increasing programs including capacity rationalisation actions. These actions are expected to amount to approx. EUR 7 million in one time charges for which reservations were made in the H1/03 results and booked in full into Group overheads. As the efficiency increasing programs have proceeded additional actions have been identified that will further improve the Group's operational efficiency. The actions are aimed at taking advantage of the opportunities available in global manufacturing and sourcing for lower unit costs and increasing flexibility.

Altogether these actions will decrease the employment number in the new equipment business by 400 persons by the end of 2004 compared to the end of 2002. The number of employees will further decrease also in certain Maintenance units.

In all, the actions presented in June and the new actions that are currently being planned are estimated to generate approximately annual cost efficiency improvements of EUR 15-20 million. These improvements will materialise to 50-60% in 2004 and in full during 2005.

The additional actions will be defined during the last quarter of the year and the decisions will be made during December this year and January 2004. Put together, the actions announced in June and the planned new actions will amount to a cost of approx. EUR 11-13 million and they are likely to be booked into the 2003 results.

The Group employed 4392 (4419) persons at the end of September. Since the end of 2002 the net decrease in the number of employees is 49. The number of employees has increased in the growing business units and through acquired operations by approx. 90. The restructuring actions mentioned above have reduced the number of employees by approx. 140.

Business Area Review

Maintenance Services

Order intake January to September was EUR 226.8 million (EUR 240 million), which is a decrease of 5.5 % compared to one year ago. Counted at comparable currencies orders grew by 3.6 %. Orders for Koneports port services and modernisation projects grew strongly by 15 % and at comparable currencies the growth was approx. 22 %.

Sales January to September was EUR 254.4 million (EUR 267.8 million), which is a decrease of 5.0% compared to one year ago (at comparable currencies + 3.2 %). Despite the strong order intake, modernisation

sales decreased in local currencies by 5 %, whereas the sales in field services grew by almost the same percentage.

EBIT January to September was EUR 11.7 million (EUR 16.8 million), which is a decrease of 30.4 % compared to one year ago. During January to September there was a high turnover in the agreement base. Well-established long term maintenance agreements were lost at the rate of 9 % compared to the end of 2002. In monetary terms the agreement base lost 7.5 % in value. During the same time the number of new maintenance agreements increased by 13 % and in terms of value the agreement base increased by 17 %. The net increase in terms of number of contracts was thereby 4 % and in terms of value (at comparable currencies) was 10 %. The loss of established maintenance agreements is mainly a consequence of customers reducing production capacity and partial or total plant closings. The resulting reallocation of our resources had a clear negative impact on Maintenance Services' profitability. The profitability was further weakened by modernisation projects being scheduled for completion only at the year end and weak productivity development in certain units. The weaker US-dollar and some other currencies decreased EBIT by approx. EUR 1.2 million.

EBIT for Q3/03 improved clearly over the beginning of the year and amounted to 5.4 million or 6.1 % on sales. This was still at a lower level compared to one year ago (7.3 million or 7.8 % on sales) even though the gap was reduced compared to the beginning of the year.

The number of employees was at the end of September 2708 (2671). Excluding personnel increases in the growing business units and due to acquisitions, the number of employees decreased by 25 persons compared to one year ago and by 50 compared to the end of 2002.

The actions to improve productivity both in field work and in support functions continue. Due to these actions the number of employees will further decrease in certain units.

Standard Lifting Equipment

Orders received in January to September was EUR 146.7 million (EUR 154.0 million), which is a decrease of 4.7 % compared to one year ago. The decrease is almost entirely a consequence of currency changes. The order book stood at a 12.4 % higher level compared to one year ago and 40.6 % higher compared to the low level at the end of 2002.

Sales January to September were EUR 132.7 million (EUR 146.0 million), which is 9.1 % less compared to one year ago. At comparable currencies the sales decrease was 5.3 %. Q3/03 Sales were EUR 44.3 million, which is a low level compared to the Order intake level. This is a consequence of a large number of deliveries being due for shipments at the end of the year and in the beginning of next year.

EBIT January to September was EUR 11.8 million or 8.9 % on sales (EUR 13.9 million or 9.5 % on sales). The decrease in profit is mainly a consequence of lower sales volumes, but this effect on EBIT has successfully been mitigated by efficiency improvement actions that have already been taken. Price competition remained high, but price

erosion did not increase much further. The stronger Euro did not have any material impact on the profit development.

The Q3/03 EBIT was EUR 4.9 million or 11.1 % on sales (EUR 5.0 million or 10.2 % on sales).

The operational efficiencies in the Business Area has been significantly enhanced during the last three years. During the same time an entire new competitive wire rope hoist line has been brought to the market. The Business Area now employs 20 % less people compared to the end of 2000, despite the increase in personnel especially in Asia.

The number of employees at the end of September was 937 (969). The number of employees at the end of 2002 was 949. There are still several on going efficiency enhancing actions, which are targeted to further improve cost competitiveness. Due to these actions the number of employees in this Business Area will further be reduced.

Special Cranes

Order intake January to September was EUR 134.3 million (EUR 124.6 million), which is an increase from last year of 7.8 %. Counted at comparable currency rates the increase was 12.8 %. The growth was especially strong in harbour cranes, but orders for process cranes (paper, primary metal etc.) also increased during Q3/03 and exceeded clearly the order level one year ago.

The order book for Special Cranes also turned to growth in Q3/03. The order book was at a 2.5 % higher level compared to the end of 2002 but at a 15.4 % lower level compared to one year ago. The 12 month rolling (LTM) order intake level turned to growth only during Q3/03.

Sales January to September were EUR 133.5 million (148.1 million), which is a decrease of 9.8 % compared to one year ago. The sales decrease was 7.0 % counted at comparable currency rates.

EBIT decreased to EUR 7.5 million (EUR 8.9 million), mainly due to lower sales volume.

EBIT during Q3/03 doubled compared to Q3/02 and was 3.0 million or 7.1 % on sales. This improvement reflects the enhanced cost efficiency, although the most important efficiency improvements are yet not visible in the profit development.

The number of employees in Special Cranes was at the end of September 634 (671). This is a decrease of 37 employees compared to one year ago and 51 employees compared to the end of 2002. The number of employees in Special Cranes will further be reduced.

Group Costs and Consolidation Items

The Group overheads, which are not charged directly to the Business Areas, consist of costs relating to R&D, personnel development, financing, legal affairs and Group administration. Group costs January

to September amounted to EUR 19.2 million (EUR 17.6 million). The cost increase is due to the one-time restructuring cost of EUR 7 million.

Group consolidation items January to September (consisting of elimination of internal profit, our share of associated companies' result and Group goodwill amortisation) were EUR 1.6 million, which is at the same level as one year ago. Compared to one year ago the elimination of internal profits grew slightly due to an increase in work-in-progress. On the other hand the Group goodwill amortisation decreased with the same amount.

The final settlement on the disputes relating to the "Omniman-project" led to a write down affecting profits before tax with EUR 8.2 million and the effect after tax is approximately EUR 5.9 million. Due to the nature of this item it has been charged as an extraordinary cost to the Group's statement of income. This way the Group's EBIT reflects better the profitability of the operations and its development.

Sales by Market

Sales by different market areas developed as follows:

	1-9/03	1-9/02	Change %	Change % (at comparable exchange rates)
Europe	245.1	285.5	-14.2	-13.3
America	162.9	178.3	-8.6	+5.3
Asia-Pacific	63.4	46.3	+36.9	+42.2
Total	471.3	510.2	-7.6	-2.2

Comment on currencies

All transactions in currencies other than the Euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the strengthening of the Euro, especially against the US- dollar, has yet had only small impact on the Group's profitability development. Also, increased production and outsourcing in US-dollar or related currencies has also had a counter-effect, albeit the effect has yet been small, it is clearly increasing.

The strengthened Euro has affected the Group's consolidated Sales, Order Intake and profit development somewhat (translational effect). These effects have been commented under the "General Overview" as well as in the "Business Area reviews".

The average consolidation rates (average rates) in some currencies, which are important for the Group, developed as follows:

	September 2003	September 2002	Change-%
USD	1.11233	0.92771	-16.60
CAD	1.5883	1.4556	-8.35
GBP	0.6904	0.62649	-9.26
SEK	9.1691	9.1831	0.15
NOK	7.9333	7.5721	-4.55
SGD	1.9447	1.6659	-14.34
AUD	1.7644	1.7197	-2.53

Litigation

In September 2003 KCI Konecranes Plc, Konecranes Inc, Baan Company N.V., Baan International B.V., Baan Development B.V., Baan USA Inc. and SSA Global Technologies, Inc. (Baan's new owner) reached a settlement on the various disputes relating to the terminated ERP-project ("Omniman project"). The settlement includes a full and final settlement of all ongoing legal proceedings in Sweden, in the Netherlands and in the U.S.A. The details of the settlement agreement are confidential but the settlement causes a negative total non-recurring effect on after tax profits of approximately 5,9 million euros. The settlement does not include any immediate cash flow effect, but will support the Group's cash flow in the future.

In October 2003 Morris Materials Handling, Inc., one of KCI Konecranes' competitors in North America, filed a lawsuit against KCI Konecranes Plc and Konecranes Inc. (KCI Konecranes' US subsidiary) in the United States District Court, Eastern District of Wisconsin, alleging violation of Morris's intellectual property rights and acts of unfair competition under several causes of action. The lawsuit is in its very early phase and the allegations of the Complaint are currently being investigated by KCI Konecranes. The company does not at the moment have a reason to expect the case to have a material effect but decided to include it in this interim report since Morris Materials Handling, Inc. published filing of the case earlier this month.

Important Orders

Here are some examples on orders received during July-September 2003. The list illustrates our reach, both in terms of customer base and geographical coverage.

The Israel Ports Authority (IPA) placed an order for 24 new generation Rubber Tyred Gantry Cranes (RTGs) with Konecranes VLC. This is KCI Konecranes' largest order ever for RTGs and signals the total success of KCI Konecranes' new generation RTG crane. IPA also reserved an option to buy 15 additional RTG cranes.

ABP (Associated British Ports) ordered an overhaul and alteration of a crane jib at the Port of Ipswich in the UK.

Meiden Hoist System (our Japanese Joint Venture) received an order from Topia Corporation through Yamazen and SMK trading houses for 18 Industrial cranes to be used in the manufacturing of prototype metal and precision machining parts for the automotive industry at their new plant in Suzuka city, Japan.

Honda of the UK Manufacturing Co Ltd. ordered a 30 tonne industrial crane to be used in the plastic moulding shop in their Swindon Plant in the UK.

Drive Automotive ordered a fully automated Bale handling crane for its automotive plant in Greenville, South Caroline, USA.

General Motors ordered a 65t Die handling crane and a 45t trolley modernisation for its automotive plant in Dorraville, USA. In total, GM operates 22 Konecranes heavy duty process cranes in USA and Canada.

Schuler Guss ordered a special crane to be used for transport of casting moulds at their foundry in Göppingen, Germany.

UPM Kymmene ordered the modernisation of a 75t paper mill crane at their Shotton paper mill in the UK.

Asian Pulp and Paper of Ningbo, China ordered 25 CXT Industrial Cranes to be used as for Paper Mill maintenance cranes.

Andritz AG of Austria ordered a 100/50/10T EOT crane for APP Hainan Jinhai Pulp Mill in China.

UPM Kymmene ordered for its Changsu paper mill in China several paper machine process cranes including automatic paper roll storage systems.

Workington Engineering division of Corus (formerly British Steel) ordered two industrial cranes to be used in the special steel manufacturing area to support a new cutting operation in the Workington plant in the UK.

Nucor Corporation ordered a 75t heavy duty Billet handling crane, which is process critical and adds to their process to add to the Ladle crane and Charging cranes ordered last year from KCI for their steel mill in Jewett, Texas.

AvestaPolarit Stainless Oy ordered a fully automated EOT crane for handling steel coils at their steel mill in Tornio, Finland.

Acelforma ordered four magnet cranes to be used for steel plate handling at their steel service center in Hungary.

Wanji Aluminiun ordered 17 CXT Industrial cranes for its aluminium production plant in Henan province, China.

Thyssen-Ferroglobus ordered the modernisation of two Industrial cranes with special magnet beams that are used for handling steel profile beams at their plant in Budapest, Hungary.

Herkules Maschinenf. ordered two automated special cranes to be used at the roll shop at Baosteel's steel mill in Shanghai, China.

TBEA Hengyang Transformer Co, Ltd ordered several special cranes with max. 300T capacity to be used to handle huge transformers at their plant in Hengyang City, Hunan, China.

Abu Dhabi Water & Electricity Authority (ADWEA) ordered five standard cranes and two monorail systems for a Shuweihat water transmission project.

Share price performance and trading volume

During January-September 2003 KCI Konecranes' share price increased by 8.59 % and closed at EUR 25.29. The highest share price during the first nine months of 2003 was EUR 28.50, the lowest was EUR 17.20 and the average share price was EUR 21.13. During the same period HEX All-Share Index decreased by 2.92 %, HEX Portfolio Index increased by 4.95 % and HEX Metal & Engineering Index increased by 17.18 %

Total market capitalisation at the end of September was EUR 362 million, the 37th highest market value of companies listed on Helsinki Exchanges.

The trading volume totaled 9,737,986 shares of KCI Konecranes, which represents 68.06 % of the total amount of shares. In monetary terms trading was EUR 206 million, which was the 21st largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of September 2003 was 58.08 %.

The company has 14,044,530 outstanding shares (in addition the company holds 264,100 own shares).

The company's own shares

At the end of September 2003 the company held 264,100 of the company's own shares with a total nominal value of EUR 528,200, which is 1.85 % of the total amount of shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share. The total purchase price was approx. EUR 5.5 million.

Hyvinkää, October 30, 2003

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-9/2003	1-9/2002	1-12/2002
Sales	471.3	510.2	713.6
Share of result of participating interest undertakings	-0.2	-0.2	-0.2
Depreciation	-12.0	-11.7	-15.5
Other operating expenses	-448.9 (1	-477.8	-660.3
Operating income	10.2	20.5	37.6
Interests, net	-2.3	-1.4	-2.0
Other financial income and expenses	0.5	0.5	0.8
Income after financing items	8.4	19.7	36.5
Extraordinary items	-8.2	0.0	0.0
Income before taxes	0.2	19.7	36.5
Taxes	-0.1 (2	-6.4 (2	-11.8
Net Income for the period	0.2	13.3	24.6
Profit /share (EUR)	0.43	0.91	1.69

1) Includes 7.0 MEUR restructuring charges
2) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	9/2003		9/2002		12/2002
Fixed Assets	101.0		103.0		93.5
Inventories	89.0		87.8		73.9
Receivables and other current assets	208.8		207.6		214.6
Cash in hand and at banks	14.9		12.1		15.2
Total assets	413.7		410.5		397.1
Equity	159.1		179.7		173.2
Minority Interest	0.1		0.1		0.1
Provisions	17.2		11.6		12.0
Long-term debt	33.1		41.1		31.4
Current liabilities	204.3		178.0		180.4
Total shareholders' equity and liabilities	413.7		410.5		397.1
Gearing	48.9%		26.6%		19.1%
Solidity	39.5%		44.7%		45.5%
		LTM 03		LTM 02	
Return on capital employed (3	6.8%	12.8%	13.2%	18.8%	17.8%
Equity/share(EUR)	10.94		11.59		12.11

3) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 20 February and 5 March, 2003 264,100 of its own shares at an average price of EUR 20.75 per share. At 30 September 2003, the company held 264,100 shares with a total nominal value of EUR 528.200. The total purchase price was approx. MEUR 5.5 representing 1.85 % of total amount of shares and votes.

Consolidated cash flow (MEUR)

	1-9/2003	1-9/2002	1-12/2002
Free Cashflow	18.8	28.2	46.2
Change in working capital	-30.3	12.4	20.1
Cashflow from operations	-11.4	40.6	66.3
Net Investments	-13.9	-17.7	-31.0
Cashflow before financing	-25.3	22.8	35.4
Change in debt, increase (+), decrease (-)	38.8	-13.3	-22.4
Dividend paid	-13.3	-13.2	-13.2
Correction items (1	-0.5	-0.9	-1.4
Net financing	-0.3	-4.6	-1.6
Cash in hand and at banks at beginning of period	15.2	16.8	16.8
Cash in hand and at banks at end of period	14.9	12.1	15.2
Change of Cash in hand and at banks	-0.3	-4.6	-1.6

1) Translation difference in cash in hand and banks

Contingent Liabilities and Pledged Assets (MEUR)

	9/2003	9/2002	12/2002
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.6	0.9	0.9
Own commercial guarantees	149.8	146.5	141.6
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.2	0.1
Leasing liabilities	16.9	17.6	18.8
Other liabilities	0.9	0.8	1.0
Total	174.9	172.7	169.1

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2003	9/2002	12/2002
Foreign exchange forward contracts	523.7	417.9	411.4
Interest rate swap	25.0	25.0	25.0
Currency options	156.6	203.7	0.0
Total	705.3	646.5	436.4

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one half of the total notional amounts.

Investments

	1-9/2003	1-9/2002	1-12/2002
Total (excl. acquisitions of subsidiaries) (MEUR)	9.1	12.3	13.9

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-9/2003	1-9/2002	LTM*	LTM Year ago	1-12/2002
Maintenance Services	254.4	267.8	359.1	372.4	372.4
Standard Lifting Equipment	132.7	146.0	191.2	212.4	204.5
Special Cranes	133.5	148.1	194.7	222.7	209.2
./. Internal	-49.3	-51.6	-70.2	-77.7	-72.5
Total	471.3	510.2	674.7	729.7	713,6

*) LTM = last 12 months (full year 2002 ./. nine months 2002 + nine months 2003)

Operating Income by Business Area (MEUR)

	1-9/2003		1-9/2002		1-12/2002		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	11.7	4.6	16.8	6.3	26.2	7.0	21.1	24.9
Standard Lifting Equipment	11.8	8.9	13.9	9.5	19.5	9.5	17.4	21.0

Special Cranes	7.5	5.6	8.9	6.0	16.7	8.0	15.3	16.0
Group costs	-19.2		-17.6		-23.8		-	-
	(1						25.4	19.1
Consolidation items	-1.6		-1.6		-1.0		-1.0	-0.8
Total	10.2		20.5		37.6		27.3	42.1

*) LTM = last 12 months (full year 2002 ./. nine months 2002 + nine months 2003)

1) Includes 7.0 MEUR restructuring charges

Personnel by Business Area (at the End of the Period)

	9/2003	9/2002	12/2002
Maintenance Services	2,708	2,671	2,698
Standard Lifting Equipment	937	969	949
Special Cranes	634	671	685
Group staff	113	108	109
Total	4,392	4,419	4,441
Average number of personnel during period	4,441	4,384	4,396

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-9/2003	1-9/2002	LTM*	LTM* Year ago	1-12/2002
Maintenance Services	226.8	240.0	297.0	306.0	310.2
Standard Lifting Equipment	146.7	154.0	195.9	204.2	203.2
Special Cranes	134.3	124.6	164.6	168.1	154.9
./. Internal	-46.8	-52.0	-64.3	-70.2	-69.4
Total	461.0	466.7	593.2	608.2	598.9

*) LTM = last 12 months (full year 2002 ./. nine months 2002 + nine months 2003)

Order Book (Excl. Service Contract Base)

	9/2003	9/2002	12/2002
Total (MEUR)	236.0	260.8	206.0

Sales by Market (MEUR)

	1-9/2003	1-9/2002	LTM*	LTM Year ago	1-12/2002
Nordic and Eastern Europe	117.4	126.5	170.2	195.7	179.4
EU (excl. Nordic)	127.7	159.0	189.6	224.3	220.9
Americas	162.9	178.3	227.0	244.3	242.4
Asia-Pacific	63.4	46.3	88.0	65.4	70.9
Total	471.3	510.2	674.8	729.7	713.6

*) LTM last 12 months (full year 2002 ./. nine months 2002 + nine months 2003)

Teleconference

An international teleconference will be arranged today on 30 October 2003 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 30 October.

Upcoming events

The KCI Konecranes Capital Market Day 2003 will be held at our factory in Shanghai on Tuesday, December 2, 2003. This event is held in conjunction with a Finnish Engineering roadshow to Shanghai China during 1-5 December, 2003 organized by KCI Konecranes, Wärtsilä, Metso and KONE.

Next report

KCI Konecranes will publish its Financial Calendar for next year during November 2003.

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media